

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2025

Michael Behrens
Chief Financial Officer
Sierra Pacific Power Company
6100 Neil Road
Reno, Nevada 89511

> **Re: Sierra Pacific Power Company**
> **Registration Statement on Form S-3**
> **Filed March 14, 2025**
> **File No. 333-285816**

Dear Michael Behrens:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios at 202-551-8770 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Alexander B. Young, Esq.